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Exhibit 28


This Agreement dated September 10, 1997 is made between Maxbase, Inc., a corporation of the State of New Jersey whose address is 668 American Legion Drive, Teaneck, New Jersey, referred to as "MAXBASE" and All Communications Corporation, a corporation of the State of New Jersey whose address is 225 Long Avenue, Hillside, New Jersey referred to as "ALL".

WHEREAS, MAXBASE is the owner of a certain Patent issued by the United States Patent Office on June 25, 1996 under #5,530,951 covering a telephone line sharing device, (the "Patent"); and

WHEREAS, MAXBASE manufactures a product as described in the Patent incorporating the line sharing device; and

WHEREAS, MAXBASE desires to appoint ALL as its exclusive distributor of the product which it manufactures under the Patent including variations and improvements; and

WHEREAS, ALL is presently engaged in the marketing and sale of telecommunications and videoconferencing products; and is agreeable to acting as the exclusive distributor of MAXBASE products;

NOW THEREFORE, in consideration of the mutual covenants and promises hereinafter set forth the parties agree as follows:

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1.  Purpose

This agreement is made to establish ALL as the exclusive distributor of the MAXSHARE 2 product manufactured under the Patent within the United States and such other countries where the Patent may become effective. This agreement shall also set forth the products along with the respective duties, obligations and responsibilities of the parties.

2.  Relationship Between Parties

The relationship between the parties shall be that of buyer and seller. Neither party shall be considered the agent or representative of the other party. Neither party shall have the right to bind the other contractually to any third party in any respect whatsoever.

3.  Exclusive Distributorship

MAXBASE appoints ALL as the exclusive and sole distributor of the MAXSHARE 2 product effective immediately upon execution of this agreement and for an initial period of two years, which period shall not commence to run until ALL receives its first shipment of product under the terms of this agreement.
ALL shall be reappointed for succeeding one year periods, providing that ALL has fulfilled its sales quotas under the terms of this agreement. So long as ALL performs all its duties, obligations and responsibilities under the terms of this agreement MAXBASE shall not be permitted to make any direct or indirect sales to any customer whatsoever. In addition, upon execution of this agreement, MAXBASE shall deliver to ALL its customer base list and all backlogs of orders. Unless this agreement is terminated pursuant to the provisions of Paragraph 6 hereunder MAXBASE shall not license or otherwise authorize the manufacture or sale of any products described in the Patent, directly or indirectly, to any third party.

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4.  MAXBASE represents that:

    a. That it is the sole owner of U.S. Patent 5,530,951 and that there are no other claims or liens against it, and that the only challenge to said Patent is that now presently pending in the United States District Court for the District of New Jersey, wherein MAXBASE has instituted an action for infringement of the Patent and is defending a counterclaim of invalidity of the Patent.

    b. That there are no other agreements appointing any third parties as agent for the sale of its products.

    c. That it presently maintains product and general liability insurance coverage in a minimum of $1,000,000.00 per incident. Prior to the first delivery of product hereunder MAXBASE shall deliver a copy of the above described insurance policies.

    d. Before the first sale, its products will be approved or certified by the Federal Communications Commission and the Underwriters Laboratory.

    e. That it has the exclusive right to market the products covered by this agreement in the United States and has the right to grant exclusive and non-exclusive rights to others to market such products in the United States.

    f. MAXBASE has obtained all necessary licenses and registrations for the use of its tradenames from appropriate governmental authorities.

5.  Use of Tradename

ALL shall be allowed to use the tradename Maxshare, and may add to the product label the words "Made exclusively for All Communications Corporation" or a similar legend for the term of this agreement. The tradename registrations will remain the property of MAXBASE.

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6.  Termination

This Agreement may only be terminated by the parties hereto for failure of another party to perform any duty, obligation or responsibility required hereunder.

7.  Termination -- Obligations of the Parties

Upon termination of this agreement, ALL shall cease to be the distributor of MAXBASE products, provided however that ALL shall have the right to continue the use of the tradenames and trademarks of the MAXBASE product until it disposes of its inventory or the expiration of 30 days following the termination date, whichever is earlier.. MAXBASE may purchase from ALL any of the products at a mutually agreed upon price, but not in excess of the cost to ALL.

8.  Minimum Purchase Requirements

ALL shall purchase from MAXBASE during the first two years of this agreement, 10,000 units of the MAXSHARE 2 product.

    a. During the First Contract Year ALL will purchase a minimum of 2,500 MAXSHARE 2 units. The initial delivery shall be 250 units for which production shall commence immediately upon the execution of this agreement and delivery of the deposit and Purchase Order. Within 30 days of the execution of this agreement, ALL will deliver a Purchase Order for a minimum of 2,500 MAXSHARE 2 units.

    b. During the Second Contract Year ALL shall purchase the balance of the product not purchased during the First Contract Year at a monthly rate of not less than one twelfth (1/12) of the remaining balance not purchased in the First Contract Year.

    c. This exclusive distributorship shall automatically renew at ALL's option for additional one year periods providing ALL purchases at least 10,000 units in each preceding

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Contract Year after the initial two year period described in subparagraphs a.
and b. of this paragraph.

    d. ALL shall have the right to terminate all or part of its purchase requirements under subparagraph b. above in the event the present litigation described in Paragraph 4 a. is concluded adversely to MAXBASE.

All purchases shall be at the rate of $210.00 per unit. The parties recognize that the cost of production may be significantly reduced by the size of ALL's commitment. Therefore, the parties agree that any reduction in cost of production below $140.00 as a result of these economies shall be shared on a sixty percent to forty percent basis, the sixty percent share being used to reduce ALL'S purchase price. Cost of production shall be defined as cost of component parts and contract manufacturer charges only. MAXBASE shall deliver to ALL a report under its president's certification of its cost of production within 30 days after each production run. ALL will deliver to MAXBASE purchase orders in accordance with the quotas above set forth. Each purchase order after the initial 250 units shall be accompanied by a Letter of Credit issued by The Bank of New York which represents a deposit of $140.00 multiplied by the number of units ordered. The Letter of Credit may only be drawn upon to pay for the costs of manufacture and components to outside third parties, and shall be deemed the funds of ALL until drawn upon. MAXBASE agrees at any time when requested by ALL to execute and file a security agreement under the Uniform Commercial Code recognizing ALL's interest in the inventory and work in progress. The balance of purchase price will be paid within 30 days of delivery without restriction.

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9.  Advertising

ALL shall be solely responsible for all advertising and marketing expenses and efforts regarding the products covered by this agreement. MAXBASE will cooperate with ALL in providing for advertising and promotional materials of MAXSHARE 2.

10. Product Warranties

MAXBASE sells the products with the intent that they are free of defects in manufacture and workmanship at the time of sale. MAXBASE warrants that each of its products will be free of defects in material and workmanship under normal use and service. However, the obligation of MAXBASE under this warranty shall be limited to the requirement that it make good at its place of business the repair or replacement of any unit it deems defective which are returned to the Company within 365 days from the date of delivery to the purchaser. Such return of the product to MAXBASE must be made with transportation charges prepaid. Any and all warranties or guarantees shall immediately cease and terminate as to any products or parts thereof which are altered, or modified, or otherwise misused without the prior express and written consent of MAXBASE.

11. Customer Complaints

ALL agrees to handle all of the complaints of its customers. ALL realizes that it must properly fulfill its responsibility in this regard in order to protect the goodwill of MAXBASE and ALL in the sale of the products. ALL shall report to MAXBASE all complaints which it is unable to resolve promptly. MAXBASE shall provide technical training and instruction to ALL personnel to operate a help desk and to create a service manual for MAXBASE products.

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12. Infringement

MAXBASE agrees to keep in force its present right to use the tradename, trademark, labels, copyrights, pending Patents, and Patents affiliated with the products covered by this agreement. MAXBASE reserves the right to exercise, at its own expense, and at its sole discretion, its common law and statutory rights against any infringements of its right to so use such tradename, trademark, labels, copyrights, pending Patents, and Patents. .

13. Sales Efforts by ALL

ALL will develop the marketing and sales of the products covered by this Agreement. ALL will provide an adequate sales staff and customer relations organization. ALL may market the products through dealers, catalogs, direct marketing or any other method it chooses. ALL will maintain adequate inventories of the products and promote the sale of same vigorously and effectively.

14. No Assignment

Neither party to this agreement may assign any right or interest in this agreement without the written consent of the other party provided however that ALL shall have the right to assign this agreement to a wholly owned subsidiary, provided ALL remains liable under the terms of this agreement.

15. Option to Purchase

Provided that ALL is not in default hereunder, it shall have the option upon 30 day's written notice at any time during the term of this agreement, and subject to the approval of its shareholders, if required, to purchase all the assets of MAXBASE free and clear of all liens, claims and charges for the cash price of $2,000,000.00 plus $70.00 for every unit under

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10,000 units which ALL has not purchased under the provisions of Paragraph 8.
Such purchase shall include the Patent and all rights thereunder, together with all research, drawings, production, development, management and related data pertaining to the MAXBASE products, as well as all trademarks and tradenames. Assets shall not include any cash or cash equivalents held by MAXBASE at the time such notice is given. After such notice, ALL shall have six months to exercise due diligence in the investigation of MAXBASE. ALL shall have free access to all of MAXBASE's books, records, personnel, professionals and documents. If ALL is not satisfied from its investigation it shall have the right at the end of the six month period in its sole and absolute discretion to withdraw its notice of exercise of the option without any liability whatsoever.

16. Insolvency

In the event that either party shall file a petition in any court for protection under the bankruptcy laws, or such petition shall be filed by any creditor or claimant against either party involuntarily, or has a receiver appointed, or makes an assignment for the benefit of creditors, which is not dismissed within 60 days, or becomes insolvent, than this agreement shall be voidable at the option of the other party, and such avoidance may be deemed retroactive to the time of the event giving rise to such rights should the other party so choose. Furthermore, upon the occurrence of any event giving rise to MAXBASE's right to avoid this agreement, MAXBASE shall have the right to repossess any and all inventory held by ALL acquired under this agreement, without notice to ALL, and ALL hereby waives any legal rights to prohibit such repossession. In the event MAXBASE is subject to creditor action as described above, then ALL shall be deemed in any such event to be the exclusive licensee under the Patent and authorized to manufacture MAXBASE products free of royalty.

17. Intentionally left blank.


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18. Binding Effect

This agreement shall benefit and be binding upon the successors and assigns of the parties.

19. Attorney Fees

If either party brings a legal action or other proceeding to enforce this agreement, or because of an alleged dispute, breach, default or misrepresentation relating to this agreement, the successful or prevailing party in such dispute shall be entitled to recover reasonable attorney's fees and other costs incurred in such action or proceeding. Such relief shall be in addition to any other relief to which that party may be entitled.

20. Notices

Unless otherwise requested by either party, all notices required or permitted to be made under this agreement shall be made in writing and shall be sent to the name and address indicated at the head of this agreement.

21. Complete Understanding

This agreement terminates and supersedes all prior agreements between the parties, if any. This agreement sets forth the entire agreement between the parties. This agreement may not be changed, altered, or amended except by a writing signed by all parties.

22. Governing Law

The parties agree and intend that this agreement will be construed and interpreted in accordance with the laws of the State of New Jersey.

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23. Severability

If any part of this agreement is void, voidable, invalid, or unenforceable, for any reason, the agreement shall then be considered divisible as to such part with the remainder of the agreement remaining as valid and binding as though such part were not included in the agreement.

24. Signing.

Each person who signs this agreement warrants that he or she does so with the full and legal authority to execute this agreement on behalf of the respective parties to this agreement.




IN WITNESS WHEREOF, the parties execute this agreement on the date indicated.




ALL:



By:   /s/Richard A. Reiss
      -------------------
      RICHARD A. REISS,
      President




MAXBASE:



By:  /s/Donald Argintar
     ------------------
     DONALD ARGINTAR,
     President


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State of New Jersey    )
                                   ss:
County of Union         )

    I CERTIFY that on September 10, 1997, Richard Reiss came before me in person and stated to my satisfaction, under oath, that:

     this instrument was signed by Richard Reiss who is the President of All Communications Corporation . The entity named in this instrument and was fully authorized to and did execute this instrument on its behalf.

Signed and sworn before me on
September 10, 1997



/s/Robert B. Kroner
---------------------------------
Robert B. Kroner,
An Attorney at Law of the State of
New Jersey



State of New Jersey    )
                                   ss:
County of Union         )

    I CERTIFY that on September 10, 1997, Donald Argintar came before me in person and stated to my satisfaction, under oath, that:

     this instrument was signed by Donald Argintar who is the President of Maxbase . The entity named in this instrument and was fully authorized to and did execute this instrument on its behalf.



Signed and sworn before me on
September 10, 1997


/s/Andrew Giles Freda
----------------------------------
Andrew Giles Freda,
An Attorney at Law of the State of
New Jersey



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